UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT FILED PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

LUCAS ENERGY, INC.

(Exact name of registrant as specified in its charter)

Commission File No.: 001-32508

NEVADA	20-2660243
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

450 Gears Road, Suite 860 Houston, Texas	77067
(Address of principal executive offices)	(Zip code)

(713) 528-1881

(Registrant’s telephone number, including area code)

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

LUCAS ENERGY, INC.

450 Gears Road, Suite 860

Houston, Texas

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed on or about August 12, 2016, to holders of common stock, par value $0.001 per share (“Common Stock”), of Lucas Energy, Inc., a Nevada corporation (the “Company,” “Lucas,” “we,” “us,” or “our”). You are receiving this Information Statement in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission Rule 14f-1, promulgated under the Exchange Act, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board” or the “Board of Directors”) other than by a meeting of stockholders, through the appointment to the Company’s Board of persons designated by the sellers (the “Sellers”) of assets pursuant to an Asset Purchase Agreement (the “Asset Purchase Agreement” we entered into in December 2015.

On December 30, 2015, we entered into the Asset Purchase Agreement, as purchaser, with twenty-one separate Sellers and Segundo Resources, LLC, as a Seller and as the Representative. Pursuant to the Asset Purchase Agreement and subject to the terms and conditions thereof, we agreed to acquire from the Sellers (the “Acquisition”), working interests in producing properties and undeveloped acreage in Texas and Oklahoma, including varied interests in two largely contiguous acreage blocks in the liquids-rich Mid-Continent region of the United States, and related wells, leases, records, equipment and agreements associated therewith, as well as producing shale properties in Glasscock County, Texas (the “Assets”).

As consideration for the Acquisition, we agreed to assume $31.35 million of commercial bank debt; issue 552,000 shares of our amended and restated designated Series B Preferred Stock (convertible into 3,941,280 shares of Common Stock) to one of the Sellers and its affiliate, which are under common control with the Seller Representative, with a total liquidation value of $13.8 million; issue 13,009,664 shares of Common Stock to certain of the Sellers; and pay $4,975,000 in cash to certain of the Sellers. Notwithstanding the above, in the event there are any title or other material issues associated with the Assets, the parties agreed to work in good faith to address such issues, and if such issues cannot be addressed, to adjust the purchase price, provided that no adjustment will be made unless such issues in aggregate total more than 5% of the aggregate purchase price, and provided further that if such issues in aggregate total more than 20% of the aggregate purchase price, we can terminate the Asset Purchase Agreement, all of which are subject to the terms of the Asset Purchase Agreement. We and the Sellers also agreed to a true-up for certain joint interest billings and authorization for expenditures at and/or after closing, and to effect a true-up in connection with any material agreements, if the rights thereto are not provided by the Sellers at closing. We may pay fees and expenses attributable to the Sellers incurred prior to April 1, 2016 as long as those expenses do not exceed $960,000.

The Acquisition is subject to customary conditions which must be satisfied or waived prior to the closing, including (1) approval by our stockholders of the issuance of the Acquisition Shares, (2) receipt by us of the $4.975 million required to be paid to the Sellers at closing, which we plan to raise from the Sellers’ debt holders from whom we are required to assume the $31.35 million in debt; (3) receipt of required regulatory approvals, (4) the absence of any law or order prohibiting the consummation of the Acquisition, and (5) approval by the NYSE MKT of the continued listing of our Common Stock on the NYSE MKT prior to and following the closing. Each party’s obligation to complete the Acquisition is also subject to certain additional customary conditions, including (a) subject to certain exceptions, the accuracy of the respective representations and warranties of the other parties, and (b) performance in all material respects by the other parties of their respective obligations under the Asset Purchase Agreement.

There are no significant management changes planned at this time in connection with the transactions contemplated by the Asset Purchase Agreement, as Anthony C. Schnur will maintain his role as our President and Chief Executive Officer following the closing. However, the Sellers will have the right pursuant to the Asset Purchase Agreement to appoint three members to our Board, and it is anticipated that their director nominees will be Richard N. Azar II, Alan Dreeben and Robert Tips. Mr. Azar is the principal Seller and manager of the properties being acquired in the Acquisition, and is planned to be appointed as Executive Chairman of the Company following the closing of the Acquisition. Mr. Azar is a founding partner of the Representative, and for over 20 years has been instrumental in developing the Hunton resource play in Central Oklahoma through his direction of the Representative, ownership in Altex Resources, Inc., and various other successful oil and gas ventures. Mr. Azar will also be receiving a significant amount of the shares of Common Stock issuable upon closing of the Acquisition and all of the Series B Preferred Stock issuable at closing, either personally or through entities which he controls. Mr. Dreeben and his affiliate Azar-Dreeben A&D Fund, LP also are Sellers and Mr. Tips is affiliated with another one of the Sellers, Azar, MPII & Range A&D Fund, LP, all of which will be receiving a significant amount of the shares of Common Stock issuable upon closing of the Acquisition. By the sixth month anniversary of the closing of the Acquisition, one of the three current members of our Board will be required to resign in order that we will have five members of our Board, including three appointed by the Sellers, on such date.

The Asset Purchase Agreement, the Assets and the Acquisition are more fully described in, and a copy of the Asset Purchase Agreement was filed as an exhibit to, our definitive proxy statement (the “Proxy Statement”) which we filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2016 and which was mailed to our stockholders on August 1, 2016.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Proxy Statement. Please read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. NO PROXIES ARE BEING SOLICITED IN CONNECTION HEREWITH AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION IN CONNECTION HEREWITH.

The information contained in this Information Statement concerning the Sellers and their director designees has been furnished to the Company by the Sellers, and the Company assumes no responsibility for the accuracy of any such information.

GENERAL INFORMATION

All shares of Common Stock are entitled to vote together as a single class at any meeting of our stockholders. The Company does not have any currently issued and outstanding shares of preferred stock, $0.001 par value (“Preferred Stock”). The following table sets forth per class, the number of authorized shares and the number of shares outstanding as of the close of business on July 18, 2016.

Class of Security	Authorized Shares	Shares Outstanding
Common Stock	100,000,000	1,739,397
Preferred Stock	10,000,000	—

Upon the closing of the Acquisition, there will be 15,139,351 shares of our Common Stock and 552,000 shares of our amended and restated designated Series B Preferred Stock (convertible into 3,941,280 shares of Common Stock) issued and outstanding. Each outstanding share of Series B Preferred Stock will be entitled to one vote on all stockholder matters to come before our stockholders and will not be entitled to series voting except as required by law. The consent of a majority in interest of the Series B Preferred Stock will also need to be obtained prior to certain corporate actions.

DIRECTORS DESIGNATED BY SELLERS

Right to Designate Directors

The Sellers will have the right pursuant to the Asset Purchase Agreement to appoint three members to our Board, and it is anticipated that their director nominees will be Richard N. Azar II, Alan Dreeben and Robert Tips. Mr. Azar is the principal Seller and manager of the properties being acquired in the Acquisition, and is planned to be appointed as Executive Chairman of the Company following the closing of the Acquisition. By the sixth month anniversary of the closing of the Acquisition, one of the three current members of our Board will be required to resign in order that we will have five members of our Board, including three appointed by the Sellers, on such date.

The Company is required to comply with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations described in the paragraph above, including mailing to its stockholders the information required under Section 14(f) and Rule 14f-1 as is necessary to enable Sellers’ designees to be elected or appointed to the Board. The Sellers are required to supply to the Company any information with respect to themselves and their director designees and affiliates to the extent required by Section 14(f) and Rule 14f-1.

Sellers’ Designees

The Sellers have informed the Company that promptly following the closing of the Acquisition, they will exercise their right under the Asset Purchase Agreement to have the persons identified below appointed to the Company’s Board. The following paragraphs set forth, with respect to each individual designated by the Sellers, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years.

Unless otherwise indicated, all designees of the Sellers to the Board have held the office and principal occupation identified below for not less than five years.

Richard N. Azar II, age 69, is an executive within the oil and gas industry with more than 30 years’ experience in the oil and gas exploration and production arena. Mr. Azar serves as President/Co-Founder of San Antonio-based Brittany Energy, LLC and Sezar Energy, LP, independent oil and gas exploration and production companies. In addition, he was a director with Petroflow Energy, Ltd./TexOakPetro Holdings, LLC., a private oil and gas company with operations in the Hunton dewatering resource play in Oklahoma. Since 1982 Mr. Azar’s companies have explored for, produced and operated over 1,000 wells in Central, South and West Texas and Central Oklahoma, including the development of the Hunton Dewatering Resource play in central Oklahoma. Mr. Azar co-founded San Antonio Gas & Oil (SAGO), which in 1985 acquired Altex Resources, Inc., a leading oil and gas exploration company. Over the last 20 years, Mr. Azar has been instrumental in developing a Hunton Dewatering Resource play in central Oklahoma through his ownership/partnership in Altex Resources, Inc. Altex Resources was sold to a Canadian Energy Trust in March 2006. Mr. Azar remains active in the exploration of the Hunton Resource play. He currently serves as a Trustee for the San Antonio-based Texas Biomed Research Institute, has been on the Board of the Southwest Blood and Tissue Center and has actively participated in many philanthropic endeavors. Mr. Azar attended the University of Texas at Austin and graduated with a Bachelor of Business Administration degree and distinguished military graduate honors in 1969.

Alan W. Dreeben, age 73, is an owner and director of Republic National Distributing Company, LLC, the second largest beverage alcohol distributor of premium wine and spirits in the United States. He also has been a director of The Alisam Group LLC, a private freight logistics management and sales organization, since 2014. Mr. Dreeben holds a Bachelor of Business Administration degree from University of Texas at Austin, an Executive Master’s in Business Administration from Harvard University, an honorary Doctor of Philosophy degree from University of the Incarnate Word, and an honorary Doctor of Laws degree from Texas State University.

Robert Tips, age 62, is one of San Antonio’s most recognized business leaders. For the past four decades he has devoted himself to building one of the leading family owned funeral companies in the State of Texas, Mission Park Funeral Chapels and Cemeteries. He is the President, Chairman and Chief Executive Officer of MPII, Inc. d/b/a Mission Park Funeral Chapels and Cemeteries, whose operations include 21 funeral homes and cemeteries throughout the state, a casket and monument manufacturing group, an architectural and construction division, insurance companies and a trust company to protect the investments of Mission Park’s pre-need customers. Mr. Tips served as President and Chief Executive Officer of the two insurance companies, MTM Life Insurance Company and Transwestern Life Insurance Company, which were merged into North America Life Insurance Company in 2008, where Mr. Tips served as Vice President from 2008 to 2011. Mr. Tips has been instrumental in starting a faith based school for children of all ages, raising money for Bexar County’s volunteer fire departments, and providing support to the families of San Antonio police officers who died in the line of duty. He is a member of numerous civic clubs and advisory committees throughout Texas. He became a 32nd degree Mason at the age of 21 and is a member of the Albert Pike Masonic Lodge 1169 AF & AM, as well as the Scottish Rite Children’s Hospital. He is a member and past president of Texas Cemeteries Association, a past board member of BBVA Compass Bank and an active board member of BB&T Bank. Mr. Tips also served on Rey Feo during 2005, an organization that raises money for scholarships for San Antonio college students of tomorrow. Mr. Tips attended the University of Texas in Austin.

The Company believes each of the designee directors is qualified to serve on the Board due to his industry and/or business experience.

Each of the Sellers’ designees has advised the Company that he has not, during the past ten years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

Each of the Sellers’ designees has advised the Company that he is not currently a director of, or holds any position with, the Company or any of its subsidiaries, and that neither he nor any of his immediate family members (i) has a familial relationship with any directors, other nominees or executive officers of the Company, or (ii) has been involved in any transactions with the Company or any of its subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC, except in connection with the Acquisition or as may be disclosed herein.

Mr. Azar is the principal Seller and manager of the properties being acquired in the Acquisition, and is planned to be appointed as Executive Chairman of the Company following the closing of the Acquisition. Mr. Azar will also be receiving a significant amount of the shares of Common Stock issuable upon closing of the Acquisition and all of the Series B Preferred Stock issuable at closing, either personally or through entities which he controls. Upon completion of the Acquisition, Mr. Azar’s affiliate, RAD2 Minerals, Ltd, will beneficially own 4,400,316 shares, or approximately 15.1%, of our Common Stock at that time and his affiliate, Tex Oak Energy, LLC, will beneficially own 2,514,286 shares, or approximately 8.3%, of our Common Stock at that time. Mr. Azar has voting and investment power over the securities beneficially owned by RAD2 Minerals, Ltd and Tex Oak Energy, LLC. Mr. Azar also is affiliated with another one of the Sellers, Coyle Manna Management LLC. Upon completion of the Acquisition, Coyle Manna Management LLC will beneficially own 1,783,775 shares, or approximately 6.4%, of our Common Stock at that time. Mr. Azar shares voting and investment power over the securities beneficially owned by Coyle Manna Management LLC.

Mr. Dreeben is one of the Sellers. Upon completion of the Acquisition, Mr. Dreeben will beneficially own 1,204,051 shares, or approximately 4.3%, of our Common Stock at that time and his affiliate, Azar-Dreeben A&D Fund, LP, will beneficially own 576,583 shares, or approximately 2.1%, of our Common Stock at that time. Mr. Dreeben has voting and investment power over the securities beneficially owned by Azar-Dreeben A&D Fund, LP. On March 28, 2016 and on June 13, 2016, we borrowed $250,000 and $100,000, respectively, from Mr. Dreeben pursuant to an Amended and Restated Short Term Promissory Note (the “Short Term Note”). The Short Term Note has a principal balance of $385,000 (the $350,000 borrowed plus a 10% original issue discount), does not accrue interest unless an event of default occurs thereunder, at which time the note accrues interest at 15% per annum, has a maturity date of August 31, 2016 and contains standard and customary events of default. The Short Term Note may be prepaid at any time without penalty. As additional consideration for Mr. Dreeben agreeing to make the loan we agreed to issue Mr. Dreeben 15,000 restricted shares of common stock.

Mr. Tips is affiliated with another one of the Sellers, Azar, MPII & Range A&D Fund, LP. Upon completion of the Acquisition, Azar, MPII & Range A&D Fund, LP will beneficially own 1,418,832 shares, or approximately 5.1%, of our Common Stock at that time. Mr. Tips shares voting and investment power over the securities beneficially owned by Azar, MPII & Range A&D Fund, LP.

It is expected that Sellers’ designees will assume office as promptly as practicable following the consummation of the Acquisition, and that, upon the resignation of one of the Company’s current directors on the sixth month anniversary of the closing of the Acquisition as required by the Asset Purchase Agreement, the Sellers’ designees will constitute at least a majority of the Board. To the extent the Board will consist of persons who are not nominees of the Sellers, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

BOARD OF DIRECTORS

The names of the current Lucas directors, their ages and their respective business backgrounds are set forth below as of July 18, 2016.

Name	Position	Date First Appointed as Director	Age
Anthony C. Schnur	President, Chief Executive Officer, Interim Chief Financial Officer, Interim Treasurer, Interim Secretary and Director	February 14, 2014	50
J. Fred Hofheinz	Director	September 18, 2008	78
Fred S. Zeidman	Director	June 24, 2013	69

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. We have historically compensated our directors for service on the Board and committees thereof through the issuance of shares of common stock, stock options and cash compensation for meeting fees. Additionally, we reimburse directors for expenses incurred by them in connection with the attendance at meetings of the Board and any committee thereof (as described below). The Board appoints annually the executive officers of the Company and the executive officers serve at the discretion of the Board.

Business Experience and Qualifications of Board Of Directors

Anthony C. Schnur was appointed as a member of the Board of Directors effective February 14, 2014. Effective December 12, 2012, the Company appointed Mr. Schnur, as Chief Executive Officer after initially being appointed as the Chief Financial Officer of the Company on November 1, 2012. Effective April 4, 2013, the Company appointed William J. Dale as Chief Financial Officer and Mr. Schnur relinquished his duties as Chief Financial Officer at that time. Mr. Dale subsequently resigned as Chief Financial Officer effective September 30, 2013, and since that time Mr. Schnur has served as Interim Chief Financial Officer, Interim Treasurer and Interim Secretary. Mr. Schnur is a results oriented manager with a history of positioning companies for growth, preserving value and return of capital. By removing systemic organizational obstacles, streamlining operations and implementing efficient financial controls, profit was achieved and underperforming organizations turned around. Prior to joining Lucas in November 2012, Mr. Schnur spent three years as the CFO of Chroma Oil & Gas; a private equity backed E&P with operations in Texas and Louisiana. For eight years he was an independent executive where he held various non-traditional employee/consultant/CFO/advisor roles. He has developed strategic business plans, raised debt and equity capital, and provided asset management, cash flow forecasts, transaction modeling and development planning for both start-ups and special situations. On three separate occasions Mr. Schnur was asked to lead work-out/turn-around initiatives in the E&P space. Over twenty years of extensive oil and gas and financial management positions have afforded him experience in several different financial functions, as well as Human Resources and Information Technology roles. Previous positions include Director of Structured Transactions for Aquila Energy Capital Corporation, Natural Gas marketer for Aquila Energy Marketing and tenures with Cargill, Inc., National City Bank and PNC Corp. On August 4, 2015, Mr. Schnur was appointed to the Board of Directors of Tombstone Exploration Corporation, an exploration and development company, located within the historic Tombstone Mining District, Cochise County, Arizona.

Mr. Schnur obtained a Bachelor of Science in Business Administration in Finance from Gannon University in 1987 and a Masters of Business Administration from Case Western Reserve University in 1992. Mr. Schnur is a member of the Independent Petroleum Association of America; Texas Independent Producers & Royalty Owners Association; and the ADAM-Houston, Acquisitions and Divestitures Group.

Mr. Schnur has extensive experience in the oil and natural gas industry and the business world in general. As Chief Executive Officer and Interim Principal Financial Officer of Lucas, Mr. Schnur has played a key role in the executive management and implementation of strategic initiatives at the Company. His operational expertise, knowledge of the Company and strategic vision are assets to the Company and benefit the Company’s Board of Directors. As such, we believe that Mr. Schnur is qualified to serve as a director.

J. Fred Hofheinz, the former Mayor of the city of Houston (1974-1978), began his business career with his late father, Roy Hofheinz, Sr., who built the Houston Astrodome. Mr. Hofheinz played a key role in the family real estate development projects surrounding the Astrodome, including an amusement park – Astroworld and four hotels. He was the senior officer of Ringling Brothers Barnum and Bailey Circus, which was owned by the Hofheinz family. In 1971, Mr. Hofheinz co-founded a closed circuit television company, Top Rank, which is one of the leading professional boxing promotion firms in the nation. He has served as President of the Texas Municipal League and served on the boards of numerous other state and national organizations for municipal government elected officials. In addition to his law practice, Mr. Hofheinz also owned several direct interests in oil and natural gas companies. He has also dealt extensively with business interests, primarily oil and natural gas related, in the People’s Republic of China and in the Ukraine.

For the last fifteen years, Mr. Hofheinz has been an investor and a practicing attorney with the firm of Williams, Birnberg & Anderson LLP in Houston, Texas. While he has numerous investments in real estate, his principal investment interest is in oil and natural gas. He has been actively engaged in successful exploration and production ventures, both domestic and international. He holds a PhD in economics, from the University of Texas and takes an active interest in Houston’s civic and charitable affairs. He was admitted to the Texas bar in 1964, having received his preparatory education at the University of Texas, (B.A., M.A., Ph.D., 1960-1964); and his Legal education at the University of Houston (J.D., 1964). From July 1, 2007 to February 28, 2011, Mr. Hofheinz served as a Manager of El Tex Petroleum, LLC, which Lucas entered into an acquisition transaction with during fiscal 2010.

Mr. Hofheinz has extensive experience in the oil and natural gas industry and the business world in general, in particular with respect to publicly listed companies. He also has extensive academic and practical knowledge of doing business in Texas and the United States. In addition, we believe Mr. Hofheinz demonstrates personal and professional integrity, ability, judgment, and effectiveness in serving the long-term interests of the Company’s stockholders. As such, we believe that Mr. Hofheinz is qualified to serve as a director.

Fred S. Zeidman has, over the course of his distinguished 45-year career, been involved in numerous high-profile workouts, restructurings and reorganizations. He was former CEO, President and Chairman of Seitel, Inc., a Houston-based provider where he was instrumental in the successful turnaround of the Company. He most recently served as Chief Restructuring Officer of Transmeridian Exploration, Inc. and Interim President of Nova Biosource Fuels, Inc., a publicly traded refiner and marketer of renewable biodiesel fuel products. He held the post of Chairman of the Board and CEO of Unibar Corporation, the largest domestic independent drilling fluids company, until its sale to Anchor Drilling Fluids in 1992.

Mr. Zeidman served as Chairman Emeritus of the United States Holocaust Memorial Council and was appointed by President George W. Bush in March 2002 and served in that position from 2002-2010. A prominent Houston based business and civic leader, Mr. Zeidman also is Chairman Emeritus of the University of Texas Health Science System Houston and interim Chief Financial Officer of the Texas Heart Institute. He is also the National Campaign Chairman of Development Corp of Israel (Israel Bonds).

In December 2014, Mr. Zeidman was appointed as Chairman of Gordian Group LLC, a U.S. investment bank specializing in board level advice in complex, distressed or “story” financial matters. Mr. Zeidman currently serves as a Director of Hyperdynamics Corp., Straight Path Communications, Inc. and Prosperity Bank in Houston. He was formerly Chairman of the Board of SulphCo Inc. and Bankruptcy Trustee of AremisSoft Corp.

Mr. Zeidman holds a Bachelor’s degree from Washington University in St. Louis and a Master’s in Business Administration from New York University.

The Board of Directors believes that Mr. Zeidman is highly qualified to serve as a member of the Board of Directors due to his significant experience serving as a director of public and private companies and institutions and his substantial understanding of the oil and gas industry in general. As such, we believe that Mr. Zeidman is qualified to serve as a director.

Director Independence

The Board of Directors annually determines the independence of each director and nominee for election as a director. The Board makes these determinations in accordance with the NYSE MKT’s listing standards for the independence of directors and the SEC’s rules.

In assessing director independence, the Board considers, among other matters, the nature and extent of any business relationships, including transactions conducted, between the Company and each director and between the Company and any organization for which one of our directors is a director or executive officer or with which one of our directors is otherwise affiliated.

During the year ended March 31, 2016, the Board determined that a majority of the Company’s three person Board is independent under the definition of independence and in compliance with the listing standards of the NYSE MKT listing requirements. Based upon these standards, the Board has determined that all of the directors, other than Mr. Schnur, are independent.

Board Leadership Structure

Historically, the roles of Chairman and Chief Executive Officer of the Company have been held separately. However, since the resignation of Ken Daraie on October 10, 2014, who served as the Chairman of the Board of Directors of the Company at the time of his resignation, the Company’s Board of Directors has operated without a Chairman. While the Board of Directors may seek to appoint a Chairman in the future, at the current time our Board of Directors believes that oversight of our company can adequately be overseen by our Board of Directors as a whole, and this responsibility can be properly discharged without a Chairman. Our Chief Executive Officer, Mr. Schnur, facilitates communications between members of our Board of Directors and prepares the agenda for each Board meeting. All of our directors are encouraged to make suggestions for Board of Director’s agenda items or pre-meeting materials. The Board believes that its programs for overseeing risk, as described below, would be effective under a variety of leadership frameworks and therefore do not materially affect its choice of structure.

Risk Oversight

The Board exercises direct oversight of strategic risks to the Company. The Audit Committee reviews and assesses the Company’s processes to manage business and financial risk and financial reporting risk. It also reviews the Company’s policies for risk assessment and assesses steps management has taken to control significant risks. The Compensation Committee oversees risks relating to compensation programs and policies. In each case management periodically reports to our Board or relevant committee, which provides the relevant oversight on risk assessment and mitigation.

Family Relationships

There are no family relationships among our directors or executive officers.

Arrangements between Officers and Directors

To our knowledge, there is no arrangement or understanding between any of our officers and any other person, including directors, pursuant to which the officer was selected to serve as an officer.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past ten years, none of our directors or executive officers were involved in any of the following: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being a named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, (5) being the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (i) any Federal or State securities or commodities law or regulation; (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or (6) being the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Board of Directors Meetings

For the fiscal year ended March 31, 2016, the Board has held 13 meetings and taken various other actions via the unanimous written consent of the Board of Directors and the various committees described below. All directors attended at least 75% of the Board of Directors meetings and committee meetings relating to the committees on which each director served. All of the then current directors attended our fiscal year 2016 Annual Stockholder meeting held on March 29, 2016. The Company encourages, but does not require all directors to be present at annual meetings of shareholders.

Executive Sessions of the Board of Directors

The independent members of the Board of Directors of the Company meet in executive session (with no management directors or management present) from time to time, but at least once annually. The executive sessions include whatever topics the independent directors deem appropriate.

Committees of the Board

The Board has a standing Audit Committee, Compensation Committee, and Nominating and Governance Committee. Each of the two (2) members of our Board of Directors, other than Mr. Schnur (who serves as our Chief Executive Officer and Interim Chief Financial Officer) are “independent” as defined in Section 803(A) of the NYSE MKT LLC Company Guide.

Board Committee Membership

	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Anthony C. Schnur
J. Fred Hofheinz	M	M	C
Fred S. Zeidman	C	C	M

C - Chairman of Committee.

M – Member.

Audit Committee

The Board has selected the members of the Audit Committee based on the Board’s determination that the members are financially literate and qualified to monitor the performance of management and the independent auditors and to monitor our disclosures so that our disclosures fairly present our business, financial condition and results of operations.

The Audit Committee’s function is to provide assistance to the Board in fulfilling the Board’s oversight functions relating to the integrity of the Company’s financial statements, the Company’s compliance with legal and regulatory requirements, the independent auditor’s qualifications and independence and the performance of the Company’s independent auditors, and perform such other activities consistent with its charter and our Bylaws as the Committee or the Board deems appropriate. The Audit Committee produces an annual report for inclusion in our proxy statement. The Audit Committee is directly responsible for the appointment, retention, compensation, oversight and evaluation of the work of the independent registered public accounting firm (including resolution of disagreements between our management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The Audit Committee shall review and pre-approve all audit services, and non-audit services that exceed a de minimis standard, to be provided to us by our independent registered public accounting firm. The Audit Committee carries out all functions required by the NYSE MKT, the SEC and the federal securities laws.

The Audit Committee has the sole authority, at its discretion and at our expense, to retain, compensate, evaluate and terminate our independent auditors and to review, as it deems appropriate, the scope of our annual audits, our accounting policies and reporting practices, our system of internal controls, our compliance with policies regarding business conduct and other matters. In addition, the Audit Committee has the authority, at its discretion and at our expense, to retain special legal, accounting or other advisors to advise the Audit Committee.

The Board has determined that Mr. Zeidman and Mr. Hofheinz are “independent,” and that Mr. Zeidman is an “audit committee financial expert” (as defined in the SEC rules) because he has the following attributes: (i) an understanding of generally accepted accounting principles in the United States of America (“GAAP”) and financial statements; (ii) the ability to assess the general application of such principles in connection with accounting for estimates, accruals and reserves; (iii) experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements; (iv) an understanding of internal control over financial reporting; and (v) an understanding of audit committee functions. Mr. Zeidman has acquired these attributes by means of having held various positions that provided relevant experience, as described in his biographical information above.

For the fiscal year ended March 31, 2016, the Audit Committee held five meetings. The Audit Committee’s charter is available on our website at www.lucasenergy.com at “Governance” - “Policies” and was filed as Exhibit 14.3 to our Annual Report on Form 10-K/A for the year ended March 31, 2009, filed with the Commission on July 29, 2009.

Compensation Committee

The Compensation Committee is responsible for the administration of our stock compensation plans, approval, review and evaluation of the compensation arrangements for our executive officers and directors and oversees and advises the Board on the adoption of policies that govern the Company’s compensation and benefit programs. In addition, the Compensation Committee has the authority, at its discretion and at our expense, to retain advisors to advise the Compensation Committee. The Compensation Committee may delegate its authority to subcommittees of independent directors, as it deems appropriate.

For the fiscal year ended March 31, 2016, the Compensation Committee held no meetings. The Compensation Committee’s charter is available on our website at www.lucasenergy.com at “Governance” - “Policies” and was filed as Exhibit 14.5 to our Annual Report on Form 10-K/A for the year ended March 31, 2009, filed with the Commission on July 29, 2009.

Nominating and Governance Committee

The Nominating and Governance Committee is responsible for (1) assisting the Board by identifying individuals qualified to become Board members; (2) recommending individuals to the Board for nomination as members of the Board and its committees; (3) leading the Board in its annual review of the Board’s performance; (4) monitoring the attendance, preparation and participation of individual directors and to conduct a performance evaluation of each director prior to the time he or she is considered for re-nomination to the Board; (5) reviewing and recommending to the Board responses to shareowner proposals; (6) monitoring and evaluating corporate governance issues and trends; (7) providing oversight of the corporate governance affairs of the Board and the Company, including consideration of the risk oversight responsibilities of the full Board and its committees; (8) assisting the Board in organizing itself to discharge its duties and responsibilities properly and effectively; and (9) assisting the Board in ensuring proper attention and effective response to stockholder concerns regarding corporate governance. We have not paid any third party a fee to assist in the process of identifying and evaluating candidates for director.

In considering individual director nominees and Board committee appointments, our Nominating and Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board and Board committees and to identify individuals who can effectively assist the Company in achieving our short-term and long-term goals, protecting our stockholders’ interests and creating and enhancing value for our stockholders. In so doing, the Nominating and Governance Committee considers a person’s diversity attributes (e.g., professional experiences, skills, background, race and gender) as a whole and does not necessarily attribute any greater weight to one attribute. Moreover, diversity in professional experience, skills and background, and diversity in race and gender, are just a few of the attributes that the Nominating and Governance Committee takes into account. In evaluating prospective candidates, the Nominating and Governance Committee also considers whether the individual has personal and professional integrity, good business judgment and relevant experience and skills, and whether such individual is willing and able to commit the time necessary for Board and Board committee service.

While there are no specific minimum requirements that the Nominating and Governance Committee believes must be met by a prospective director nominee, the Nominating and Governance Committee does believe that director nominees should possess personal and professional integrity, have good business judgment, have relevant experience and skills, and be willing and able to commit the necessary time for Board and Board committee service. Furthermore, the Nominating and Governance Committee evaluates each individual in the context of the Board as a whole, with the objective of recommending individuals that can best perpetuate the success of our business and represent stockholder interests through the exercise of sound business judgment using their diversity of experience in various areas. We believe our current directors possess diverse professional experiences, skills and backgrounds, in addition to (among other characteristics) high standards of personal and professional ethics, proven records of success in their respective fields and valuable knowledge of our business and our industry.

The Nominating and Governance Committee uses a variety of methods for identifying and evaluating director nominees. The Nominating and Governance Committee also regularly assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or other circumstances. In addition, the Nominating and Governance Committee considers, from time to time, various potential candidates for directorships. Candidates may come to the attention of the Nominating and Governance Committee through current Board members, professional search firms, stockholders or other persons. These candidates may be evaluated at regular or special meetings of the Nominating and Governance Committee and may be considered at any point during the year.

The Committee evaluates director nominees at regular or special Committee meetings pursuant to the criteria described above and reviews qualified director nominees with the Board. The Committee selects nominees that best suit the Board’s current needs and recommends one or more of such individuals for election to the Board.

The Committee will consider candidates recommended by stockholders, provided the names of such persons, accompanied by relevant biographical information, are properly submitted in writing to the Secretary of the Company in accordance with the manner described below. The Secretary will send properly submitted stockholder recommendations to the Committee. Individuals recommended by stockholders in accordance with these procedures will receive the same consideration received by individuals identified to the Committee through other means. The Committee also may, in its discretion, consider candidates otherwise recommended by stockholders without accompanying biographical information, if submitted in writing to the Secretary.

In addition, the Company’s Bylaws permit stockholders to nominate directors at an annual meeting of stockholders or at a special meeting at which directors are to be elected in accordance with the notice of meeting pursuant to the requirements of the Company’s Bylaws and applicable NYSE MKT and SEC rules and regulations.

For the fiscal year ended March 31, 2016, the Nominating and Governance Committee held no formal meetings, provided that the committee took various actions via the unanimous written consent of the committee. The Nominating and Governance Committee’s charter is available on our website at www.lucasenergy.com at “Governance” - “Policies” and was filed as Exhibit 99.2 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2013, filed with the Commission on June 28, 2013.

Nominations for the Board of Directors

As described above, the Nominating and Governance Committee will consider qualified director candidates recommended in good faith by stockholders, provided those nominees meet the requirements of NYSE MKT and applicable federal securities law. The Nominating and Governance Committee’s evaluation of candidates recommended by stockholders does not differ materially from its evaluation of candidates recommended from other sources. Any stockholder wishing to recommend a nominee should submit the candidate’s name, credentials, contact information and his or her written consent to be considered as a candidate. These recommendations should be submitted in writing to the Company, Attn: Corporate Secretary, Lucas Energy, Inc., 450 Gears Road, Suite 860, Houston, Texas 77067. The proposing stockholder should also include his or her contact information and a statement of his or her share ownership. The Committee may request further information about stockholder recommended nominees in order to comply with any applicable laws, rules, the Company’s Bylaws or regulations or to the extent such information is required to be provided by such stockholder pursuant to any applicable laws, rules or regulations.

Communications with the Board of Directors

Stockholders may contact the Board of Directors about bona fide issues or questions about the Company by writing the Corporate Secretary at the following address: Attn: Corporate Secretary, Lucas Energy, Inc., 450 Gears Road, Suite 860, Houston, Texas 77067.

Our Corporate Secretary, upon receipt of any communication other than one that is clearly marked “Confidential,” will note the date the communication was received, open the communication, make a copy of it for our files and promptly forward the communication to the director(s) to whom it is addressed. Upon receipt of any communication that is clearly marked “Confidential,” our Corporate Secretary will not open the communication, but will note the date the communication was received and promptly forward the communication to the director(s) to whom it is addressed. If the correspondence is not addressed to any particular Board member or members, the communication will be forwarded to a Board member to bring to the attention of the Board.

Code of Ethics

The Company adopted a Code of Ethics (Code) that applies to all of its directors, officers, employees, consultants, contractors and agents of the Company. The Code of Ethics has been reviewed and approved by the Board of Directors.

You can access our Code of Conduct on our website at www.lucasenergy.com, and any stockholder who so requests may obtain a free copy of our Code of Ethics by submitting a written request to our Corporate Secretary. Additionally, the Company’s Code of Ethics was filed as an exhibit to the Company’s Form 10-K dated March 31, 2009 filed with the SEC on June 29, 2009 as Exhibit 14.1.

We intend to disclose any amendments to our Code of Ethics and any waivers with respect to our Code of Ethics granted to our principal executive officer, our principal financial officer, or any of our other employees performing similar functions on our website at www.lucasenergy.com within four business days after the amendment or waiver. In such case, the disclosure regarding the amendment or waiver will remain available on our website for at least 12 months after the initial disclosure. There have been no waivers granted with respect to our Code of Ethics to any such officers or employees.

Whistleblower Protection Policy

The Company adopted a Whistleblower Protection Policy (Policy) that applies to all of its directors, officers, employees, consultants, contractors and agents of the Company. The Whistleblower Policy has been reviewed and approved by the Board of Directors.

You can access our Whistleblower Policy on our website at www.lucasenergy.com, and any stockholder who so requests may obtain a free copy of our Whistleblower Policy by submitting a written request to our Corporate Secretary. The Whistleblower Policy has been reviewed and approved by the Board. The Company’s Whistleblower Policy was filed as an exhibit to the Company’s Form 10-K dated March 31, 2009 filed with the SEC on June 29, 2009 as Exhibit 14.2.

Report of Audit Committee

The following report of the Audit Committee does not constitute soliciting materials and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent we specifically incorporate such report by reference therein.

AUDIT COMMITTEE REPORT

The Audit Committee represents and assists the Board of Directors in fulfilling its responsibilities for general oversight of the integrity of the Company’s financial statements, the Company’s compliance with legal and regulatory requirements, the independent registered public accounting firm’s qualifications and independence, the performance of the Company’s internal audit function and independent registered public accounting firm, and risk assessment and risk management. The Audit Committee manages the Company’s relationship with its independent registered public accounting firm (which reports directly to the Audit Committee). The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and receives appropriate funding, as determined by the Audit Committee, from Lucas for such advice and assistance.

In connection with the fiscal year 2016 audited financial statements of Lucas, the Audit Committee of the Board of Directors of Lucas (1) reviewed and discussed the audited financial statements with Lucas’s management; (2) discussed with Lucas’s independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (Codification of Statements on Auditing Standards, AU 380), as adopted by the Public Company Accounting Oversight Board (“PCAOB”) in Rule 3200T and Exchange Act Regulation S-X, Rule 2-07; (3) received the written disclosures and the letter from the independent auditors required by the applicable requirements of the PCAOB regarding the independent auditors’ communications with the Audit Committee concerning independence; (4) discussed with the independent auditors the independent auditors’ independence; and (5) considered whether the provision of non-audit services by Lucas’s principal auditors is compatible with maintaining auditor independence.

Based upon these reviews and discussions, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited financial statements for fiscal year 2016 be included in Lucas’s Annual Report on Form 10-K for the fiscal year ended March 31, 2016 for filing with the Securities and Exchange Commission.

The undersigned members of the Audit Committee have submitted this Report to the Board of Directors.

Audit Committee

/s/ Fred S. Zeidman, Chairman

/s/ J. Fred Hofheinz

EXECUTIVE OFFICERS

The following table sets forth certain information with respect to our executive officer.

Name	Position	Age
Anthony C. Schnur	President, Chief Executive Officer, Interim Chief Financial Officer, Interim Treasurer, Interim Secretary and Director	50

ANTHONY C. SCHNUR – PRESIDENT, CHIEF EXECUTIVE OFFICER, INTERIM CHIEF FINANCIAL OFFICER, INTERIM TREASURER AND INTERIM SECRETARY

Information regarding Mr. Schnur is set forth above beginning on page 6.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) requires our directors and officers, and the persons who beneficially own more than ten percent of our common stock, to file reports of ownership and changes in ownership with the SEC. Copies of all filed reports are required to be furnished to us pursuant to Rule 16a-3 promulgated under the Exchange Act. Based solely upon our review of the Section 16(a) filings that have been furnished to us and representations by our directors and executive officers (where applicable), we believe that all filings required to be made under Section 16(a) during fiscal 2016 were timely made, except that Silver Star Oil Company failed to file a Form 3 reporting its ownership of the Company during fiscal 2016 and failed to file any Form 4s disclosing changes in its beneficial ownership during fiscal 2016; Anthony C. Schnur, our Chief Executive Officer and director, inadvertently failed to timely report four transactions on Form 4; Fred S. Zeidman, our director, inadvertently failed to timely report one transaction on Form 4; and J. Fred Hofheinz inadvertently failed to timely report one transaction on Form 4.

Pursuant to SEC rules, we are not required to disclose in this filing any failure to timely file a Section 16(a) report that has been disclosed by us in a prior annual report or proxy statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock by (i) each person who is known by the Company to own beneficially more than five percent (5%) of our outstanding voting stock; (ii) each of our directors; (iii) each of our executive officers; and (iv) all of our current executive officers and directors as a group, as of July 18, 2016.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and/or investing power with respect to securities. These rules generally provide that shares of common stock subject to options, warrants or other convertible securities that are currently exercisable or convertible, or exercisable or convertible within 60 days of July 18, 2016, are deemed to be outstanding and to be beneficially owned by the person or group holding such options, warrants or other convertible securities for the purpose of computing the percentage ownership of such person or group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, (a) the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws; and (b) no person owns more than 5% of our common stock. Unless otherwise indicated, the address for each of the officers or directors listed in the table below is 450 Gears Road, Suite 860, Houston, Texas 77067.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class (#)

Executive Officers and Directors
Common Stock	Anthony C. Schnur	20,145	(1)	1.2%
Common Stock	J. Fred Hofheinz	41,170	(2)	2.4%
Common Stock	Fred S. Zeidman	3,000	(3)	* %

All Executive Officers and Directors as a Group (Three Persons)		64,315		3.7%

Greater than 5% Stockholders

Common Stock	Rockwell Capital Partners, Inc. (4)	192,800	(5)	9.99%

Common Stock	Michael and Debra Herman (6)	192,800	(7)	9.99%

Common Stock	Target Alliance London Limited (8)	137,384	(9)	7.3%

Common Stock	John B. Helmers and A. Glenn Helmers (10)	96,666		5.6%

Common Stock	Ironman Energy Partners, L.P., Ironman Energy Partners II, L.P., Ironman Capital Management, LLC and G. Bryan Dutt (11)	101,900		5.8%

Common Stock	Ironman Energy Master Fund, Ironman Energy Capital, L.P., and Ironman Energy Capital (QP), L.P. (11)	124,547		7.0%

(#)	Calculated based on 1,739,397 shares of common stock outstanding as of July 18, 2016.
*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.
(1)	Includes (a) options to purchase 6,000 shares of the Company’s common stock at an exercise price of $43.50 per share, which expire if unexercised on October 31, 2017; (b) options to purchase 2,000 shares of the Company’s common stock at an exercise price of $40.25 per share which expire if unexercised on January 8, 2018; and (c) options to purchase 2,000 shares of the Company’s common stock at an exercise price of $39.50 per share which expire if unexercised on October 31, 2017. A total of 1,680 of the shares held by Mr. Schnur are held in his IRA.
(2)	Includes options to purchase 960 shares of common stock which have an exercise price of $51.75 per share which expire on October 7, 2020. Also includes options to purchase 2,000 shares of the Company’s common stock at an exercise price of $24.50 per share, which are exercisable until December 24, 2016. Also includes options to purchase 2,000 shares of the Company’s common stock at an exercise price of $5.50 per share, which are exercisable until March 25, 2018.
(3)	Includes options to purchase 1,000 shares of the Company’s common stock at an exercise price of $24.50 per share, which are exercisable until December 24, 2016. Also includes options to purchase 2,000 shares of the Company’s common stock at an exercise price of $5.50 per share, which are exercisable until March 25, 2018.
(4)	The address of Rockwell Capital Partners, Inc. is 570 Lexington Ave #2200, New York, New York 10022. Bryan Collins serves as the President of Rockwell Capital Partners, Inc.
(5)	Rockwell Capital Partners, Inc. holds approximately $458,451 in outstanding Convertible Promissory Notes. All of the Convertible Notes are due and payable on October 1, 2016, accrue interest at the rate of 6% per annum (15% upon the occurrence of an event of default), and allow the holder thereof the right to convert the principal and interest due thereunder into common stock of the Company at a conversion price of $1.50 per share, provided that the total number of shares of common stock issuable upon conversion of the Convertible Promissory Notes cannot exceed 19.9% of our outstanding shares of common stock on August 30, 2015, the date the line of credit pursuant to which the Convertible Promissory Notes were issued, was agreed to, plus certain aggregated shares, which was 243,853 shares, or otherwise exceed the amount of shares that would require stockholder approval under applicable NYSE MKT rules, unless or until we receive stockholder approval for such issuances. The issuance of the shares is also subject to NYSE MKT listing approval. The line of credit pursuant to which the Convertible Promissory Notes were issued also includes a 9.99% ownership limitation which prevents the holder of the Convertible Promissory Notes from converting such Convertible Promissory Notes into common stock of the Company if upon such conversion, the holder would beneficially own more than 9.99% of our then outstanding common stock, subject to the ability of any holder to modify such limitation with 61 days prior written notice to us (the “Blocker”). As such, the table above shows the maximum of 9.99% of our common stock which may be issued upon conversion of the Convertible Promissory Notes.

(6)	Address P.O. Box 81740, Las Vegas, Nevada 89180.
(7)	Represents securities beneficially owned by Michael and Debra Herman, husband and wife, including securities held by HFT Enterprises, LLC, which they are deemed to beneficially own. Represents shares of common stock issuable upon (a) conversion of $600,000 in Convertible Promissory Notes (and 5,261 of accrued interest on such notes) due and payable on March 11, 2016 ($300,000 of principal plus interest), March 25, 2016 ($150,000 of principal plus interest) and April 26, 2016 ($150,000 of principal plus interest), which accrue interest at the rate of 6% per annum (15% upon the occurrence of an event of default), and allows the holder thereof the right to convert the principal and interest due thereunder into common stock of the Company at a conversion price of $1.50 per share, provided that any conversion is subject to us first receiving approval for the issuance of shares of our common stock under applicable NYSE MKT rules and regulations (“NYSE Approval”), which we have not sought or obtained to date, and to the extent such conversion(s) would exceed 19.9% of our total shares of outstanding common stock on the date of our entry into the Note Purchase Agreement pursuant to which the notes were issued, held by HFT Enterprises, LLC, which has substantial similar terms as the Convertible Notes described in footnote (5) above, except for a maturity date of April 11, 2017; and (b) 124,285 shares of common stock issuable upon exercise of a Common Stock Purchase Warrant held by Debra Herman, which expires on April 26, 2021 and has an exercise price of $1.50 per share.
(8)	Address Chartwell House, 292-294 Hale Lane, Edgware, Middlesex, England, HA8 8NP. The beneficial owner of the securities held by Target Alliance London Limited is Irving Aronson.
(9)	Represents shares of common stock issuable upon conversion of a Convertible Promissory Note in the amount of approximately $204,030, which has substantial similar terms as the Convertible Notes described in footnote (5) above.
(10)	Based on a Schedule 13G filed with the SEC on January 5, 2016 by Condagua, LLC, John B. Helmers and A. Glenn Helmers, each with an address of PMB 426, 1357 Ashford Avenue, San Juan, PR 00907: (a) A. Glenn Helmers has shared power to vote 50,000 shares of common stock held by Condagua, LLC and the shared power to dispose of 46,666 shares of common stock held by John B. Helmers, her husband, which shares she is deemed to beneficially own; and (b) John B. Helmers has the sole power to vote 46,666 shares of common stock which he owns individually; the shared power to vote 50,000 shares of common stock held by Condagua, LLC and the shared power to dispose of the 46,666 shares of common stock he owns individually and the 50,000 shares of common stock held by Condagua, LLC, which shares he is deemed to beneficially own. We make no representation as to the accuracy or completeness of the information reported.
(11)	Based on a Schedule 13G filed with the SEC on January 14, 2014 and amended on February 13, 2015 by Ironman Energy Master Fund (“Master Fund” and another private investment fund managed by Ironman Energy II, the “Private Fund”, and the “Funds”)), Ironman Energy Capital, L.P.(“Ironman Capital”), Ironman Energy Capital (QP), L.P.(“Ironman Capital QP”), Ironman Energy Partners, L.P.(“Ironman Energy”), Ironman Energy Partners II, L.P.(“Ironman Energy II”), Ironman Capital Management, LLC (“Ironman Management”) and G. Bryan Dutt, with an address of 2211 Norfolk, Suite 611, Houston, Texas 77098. The Schedule 13G reported that (a) the Master Fund, Ironman Capital and Ironman Capital (QP) are the beneficial owners of 124,547 shares of common stock held by the Master Fund, consisting of 91,214 shares of common stock and warrants exercisable into 33,333 shares of common stock; (b) Ironman Energy, Ironman Energy II, Ironman Management and Mr. Dutt are the beneficial owners of 101,900 shares of common stock held by the Funds, consisting of 78,567 shares of common stock and warrants exercisable into 23,333 shares of common stock; (c) Ironman Capital and Ironman Capital QP may be deemed to beneficially own the shares of common stock held by the Master Fund as a result of being the general partners of the Master Fund; (d) Ironman Energy may be deemed to beneficially own the shares of common stock held by the Funds as a result of being the general partner of Ironman Capital, Ironman Capital QP and the Private Fund; (e) Ironman Energy II may be deemed to beneficially own the shares of common stock held by the Funds as a result of being the investment manager of the Funds; (f) Ironman Management may be deemed to beneficially own the shares of common stock held by the Funds as a result of being the general partner of Ironman Energy and Ironman Energy II; (g) Mr. Dutt may be deemed to beneficially own the shares of common stock held by the Funds as a result of being the managing member of Ironman Management; (h) the Master Fund, Ironman Capital and Ironman Capital (QP) may direct the vote and disposition of the 124,547 shares of common stock held by the Master Fund; and (i) the Master Fund, Ironman Capital and Ironman Capital (QP) may direct the vote and disposition of the 101,900 shares of common stock held by the Master Fund and Ironman Energy, Ironman Energy II, Ironman Management and Mr. Dutt may direct the vote and disposition of the 124,547 shares of common stock held by the Funds. We make no representation as to the accuracy or completeness of the information reported.

EXECUTIVE COMPENSATION AND RELATED MATTERS

Summary Compensation Table

The following table sets forth compensation information with respect to our Chief Executive Officer and our Chief Financial Officer, who are/were the only executive officers of the Company during the years presented below, and individuals for whom disclosure would have been provided herein but for the fact they were not serving as Chief Executive Officer or Chief Financial Officer of the Company at the end of the below fiscal years.

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards	Option Awards	All Other Comp	Total
Anthony C. Schnur (1)	2016	$290,000	$—	$20,000	$—	$—	$310,000
Chief Executive Officer and Interim Chief Financial Officer	2015	290,000	—	20,000	—	—	310,000

* Does not include perquisites and other personal benefits, or property, unless the aggregate amount of such compensation is more than $10,000. No executive officer earned any non-equity incentive plan compensation or nonqualified deferred compensation during the periods reported above. The value of the Stock Awards and Option Awards in the table above was calculated based on the fair value of such securities calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718.

(1) During the year ended March 31, 2016, Mr. Schnur was paid a cash salary of $290,000. Mr. Schnur was issued a net of 4,315 shares of common stock under the Company’s 2012 Stock Incentive Plan (the “2012 Plan”) after the payment of taxes. The Company recorded $20,000 for shares issued to Mr. Schnur.

During the year ended March 31, 2015, Mr. Schnur was paid a cash salary of $290,000. Mr. Schnur was issued a net of 2,497 shares of common stock under the Company’s 2012 Stock Incentive Plan (the “2012 Plan”) after the payment of taxes. The Company recorded $20,000 for shares issued to Mr. Schnur.

2014 Say on Pay Vote

At the annual meeting of our stockholders held on February 13, 2014, stockholders holding 40.4% of the total shares eligible to be voted at the annual meeting, 47.9% of the shares voted at the annual meeting and 95.6% of the total votes cast on the proposal, voted in favor of our Named Executive Officers’ 2013 compensation. The Board and the Compensation Committee considered these favorable results and did not make significant changes to our executive compensation program because it believes this advisory shareowner vote indicates strong support for our current compensation policies. Additionally, at the annual meeting, stockholders holding 27.0% of the total shares eligible to be voted at the annual meeting, 32.1% of the shares voted at the annual meeting and 64.6% of the total votes cast on the proposal voted in favor of holding future advisory votes on executive compensation of our named executive officers every three years. In light of the voting results with respect to the frequency of holding a non-binding, advisory vote on executive compensation, and consistent with the fact that such period received the highest number of votes cast at the meeting, the Board of Directors has determined that the Company will hold future non-binding, advisory votes of stockholders to approve the compensation of the named executive officers every three years until the next non-binding, advisory stockholder vote on the frequency of stockholder votes on executive compensation, scheduled to occur at our 2017 annual meeting of stockholders, or until the Board of Directors otherwise determines a different frequency for such non-binding, advisory votes.

Employment Agreements

Anthony C. Schnur

Effective November 1, 2012, the Company entered into an Employment Agreement with Mr. Schnur to serve as the Chief Financial Officer of the Company, which agreement was amended and restated effective December 12, 2012, in connection with his appointment as Chief Executive Officer. The agreement has a term of two years, expiring on October 31, 2014, provided that the agreement is automatically extended for additional one year terms, unless either party provides notice of their intent not to renew within the 30 day period prior to any automatic renewal date, and as neither party provided notice of their intent to terminate in fiscal 2015, the agreement automatically extended for an additional one year term until October 31, 2016. The Company agreed to pay Mr. Schnur a base annual salary of $310,000 during the term of the agreement, of which $290,000 is payable in cash and $20,000 is payable in shares of the Company’s common stock. The stock consideration due under the agreement is payable in quarterly installments at the end of each quarter, based on the stock price on the last day of each quarter. Mr. Schnur is also eligible for an annual bonus of up to 30% of his base salary in cash or stock.

In the event the Employment Agreement is terminated by the Company for a reason other than cause (as described in the Employment Agreement) or by Mr. Schnur for good reason (as described in the Employment Agreement), Mr. Schnur is due in the form of a lump sum payment, the product of the base salary and bonus he was paid under the agreement for the prior 12 month period, provided that if such termination occurs six months before or 24 months following the occurrence of a Change of Control (as described in the Employment Agreement), Mr. Schnur is due 200% of the amount described above upon such termination. If Mr. Schnur’s employment is terminated as a result of death or Disability (as defined in the agreement), the Company will pay his base salary which would have been payable to Mr. Schnur through the date his employment is terminated and all amounts actually earned, accrued or owing as of the date of termination. If Mr. Schnur’s employment is terminated for Cause or Mr. Schnur voluntarily terminates his employment, the Company will pay his base salary and all amounts actually earned, accrued or owing as of the date of termination and he will be entitled for a period of three months after termination to exercise all options granted to him under his employment agreement or otherwise to the extent vested and exercisable on the date of termination. Mr. Schnur’s employment agreement contains no covenant-not-to-compete or similar restrictions after termination. Additionally, any and all unvested options are forfeited upon the termination of the Employment Agreement.

On December 28, 2015, the Board of Directors of the Company agreed to provide an aggregate of $250,000 in retention bonuses to employees of the Company in the event the Company’s proposed acquisition of certain oil and gas properties, pursuant to the Asset Purchase Agreement dated December 30, 2015 closes, in an effort to keep the employees employed through the closing date and during the transitional period after closing, including $50,000 payable to Mr. Schnur at closing and an additional $50,000, assuming the closing of the acquisition occurs, payable to Mr. Schnur on December 31, 2016.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes certain information regarding unexercised stock options outstanding as of March 31, 2016 for each of the Named Officers.

Name	Number of securities underlying unexercised options (#) Exercisable	Equity Incentive Plan Awards: Number of securities underlying unexercised options (#) Unexercisable	Equity Incentive Plan Awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Anthony C. Schnur Chief Executive Officer and Interim Chief Financial Officer	6,000	—	—	$43.50	10/31/17
	2,000	—	—	$40.25	1/8/18
	2,000	—	—	$39.50	10/31/17

DIRECTOR COMPENSATION

The following table sets forth compensation information with respect to our directors during our fiscal year ended March 31, 2016.

Name	Fees Earned or Paid in Cash ($)*	Option Awards ($)	All Other Compensation ($)	Total ($)
Anthony C. Schnur	$—	$—	$—	$—
Fred S. Zeidman	$26,000	$—	$—	$26,000
J. Fred Hofheinz	$22,000	$—	$—	$22,000

* The table above does not include the amount of any expense reimbursements paid to the above directors. No directors received any Stock Awards, Non-Equity Incentive Plan Compensation, or Nonqualified Deferred Compensation Earnings during the period presented. Does not include perquisites and other personal benefits, or property, unless the aggregate amount of such compensation is more than $10,000.

Effective January 1, 2014, the Compensation Committee approved the following cash compensation for the Board of Directors: (a) each member of the Board of Directors will be paid $5,000 per calendar quarter ($20,000 per year) for services to the Board of Directors; (b) the Chairman of the Board of Directors (currently vacant) will receive an additional $1,000 per quarter; (c) the Chairman of the Compensation Committee and Nominating and Governance Committee will receive an additional $500 per quarter; and (d) the Chairman of the Audit Committee will receive an additional $1,000 per quarter.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

There have been no other transactions between us and any officer, director, or any stockholder owning greater than five percent (5%) of our outstanding voting shares, or any member of the above referenced individual’s immediate family, since the beginning of the Company’s last fiscal year, and there is not currently any proposed transaction, in which the Company was or is to be a participant, where the amount involved exceeds $120,000, and in which we had or will have a direct or indirect material interest, except as set forth below or otherwise disclosed herein.

On March 25, 2015, two members of the Board of Directors of the Company were granted options to purchase 2,000 shares of the Company’s common stock at an exercise price of $5.50 per share (the closing sales price of the Company’s common stock on March 25, 2015), which have a term of three years and vested immediately, in all cases subject to the terms and conditions of the Company’s 2012 Stock Incentive Plan.

On December 28, 2015, the Board of Directors of the Company agreed to provide an aggregate of $250,000 in retention bonuses to employees of the Company in the event the Company’s proposed acquisition of certain oil and gas properties, pursuant to the Asset Purchase Agreement dated December 30, 2015 closes, in an effort to keep the employees employed through the closing date and during the transitional period after closing, including $50,000 payable to Mr. Schnur, the Company’s Chief Executive Officer and a member of the Board of Directors at closing and an additional $50,000, assuming the closing of the acquisition occurs, payable to Mr. Schnur on December 31, 2016.

On August 30, 2015, we entered into a Non-Revolving Line of Credit Agreement with Silver Star Oil Company (“Silver Star”). The line of credit provides the Company the right, from time to time, subject to the terms of the line of credit, to issue up to $2.4 million in convertible promissory notes to Silver Star. Specifically, the Company has the right to request advances in an amount not to exceed $200,000, every thirty days, subject to the conditions set forth in the line of credit.

We previously issued convertible notes to Silver Star in the aggregate principal amount of $200,000 on (i) September 28, 2015; (ii) October 23, 2015, to be effective October 21, 2015; (iii) November 25, 2015, to be effective on November 23, 2015; (iv) January 4, 2016, to be effective on December 31, 2015; and (v) February 10, 2016, to be effective on February 8, 2016.

Unless otherwise agreed between the parties, each of the convertible notes are due and payable on October 1, 2016, accrue interest at the rate of 6% per annum (15% upon the occurrence of an event of default), and allow the holder thereof the right to convert the principal and interest due thereunder into common stock of the Company at a conversion price of $1.50 per share, provided that the total number of shares of common stock issuable upon conversion of the convertible notes cannot exceed 19.9% of our outstanding shares of common stock on August 30, 2015, the date the line of credit was agreed to, which was 243,853 shares (or the total voting power outstanding on such date), or otherwise exceed the amount of shares that would require stockholder approval under applicable NYSE MKT rules, unless or until we receive stockholder approval for such issuances. In the event the number of shares of common stock issuable upon conversion of the convertible notes exceeds such threshold, the notes cannot be converted into common stock.

On September 17, 2015, Allied Petroleum, Inc. (“Allied”), entered into a Subscription Agreement with the Company and agreed to purchase 45,546 shares of restricted common stock (the “Allied Shares”), which shares were held in the Company’s treasury, for $2.30 per share (a 17% discount to the $2.78 closing price of the Company’s common stock on September 17, 2015) or $104,754 in aggregate. The closing of the transactions contemplated by the Subscription Agreement was subject to, and contingent upon, the approval of the additional listing of the Allied Shares on the NYSE MKT (the “Listing Approval”). The Listing Approval was received on September 21, 2015, and on such date the Subscription Agreement became binding on the parties. The Company received funds from Allied on September 25, 2015, and issued Allied the Allied Shares on September 28, 2015. The principal of Allied is John Chambers, who is also the principal of Silver Star. Because the Allied shares were issued from the Company’s treasury, the sale did not result in an increase in the Company’s total issued shares.

Effective February 1, 2016, we entered into a first amendment to the August 30, 2015, Non-Revolving Line of Credit Agreement with Silver Star Oil Company. Pursuant to the first amendment to the line of credit, the line of credit was amended to add a 9.99% ownership limitation and prevent the holder of the convertible notes from converting such convertible notes into common stock of the Company if upon such conversion, the holder would beneficially own more than 9.99% of our then outstanding common stock, subject to the ability of any holder to modify such limitation with 61 days prior written notice to us.

Pursuant to a letter agreement dated February 2, 2016, we provided Silver Star the required thirty days’ notice to prepay the outstanding convertible notes, provided that we did not have the funds necessary to prepay such notes, and such pre-payment notice expired. Additionally, pursuant to the agreement, we and Silver Star agreed to amend the line of credit to remove the requirement that Silver Star consent to the Company making distributions on its common stock, repurchasing common stock or making certain advances. Finally, Silver Star agreed that if Silver Star did not advance the balance remaining under the line of credit ($1.4 million) by February 19, 2016, the terms of the convertible notes which require us to provide thirty days prior written notice before prepayment would be removed from the convertible notes and such convertible notes could be repaid at any time, which funds were not advanced by such date. Silver Star also agreed to waive the requirement that the Company obtain its prior written consent to undertake certain corporate actions, including designating preferred stock, issuing securities totaling more than 10% of the Company’s outstanding common stock, and effecting stock splits, as originally required pursuant to the terms of the line of credit.

We also received notice that on February 2, 2016, $300,000 of the convertible notes were assigned by Silver Star to Rockwell Capital Partners.

On March 28, 2016, Rockwell Capital Partners converted $206,000 of principal and interest on the convertible notes into 137,333 shares of common stock.

We received notice that on April 11, 2016, $500,000 of the convertible notes were assigned by Silver Star to Rockwell Capital Partners.

On April 21, 2016, Rockwell Capital Partners converted $159,780 of principal and interest on the convertible notes into 106,520 shares of common stock.

On March 29, 2016, and effective March 11, 2016, the Company entered into a Convertible Promissory Note Purchase Agreement with HFT Enterprises, LLC (“HFT” and the “Note Purchase Agreement”). Pursuant to the Note Purchase Agreement, we agreed to issue an aggregate of $600,000 in Convertible Promissory Notes (the “Convertible Notes”), including $300,000 in Convertible Notes purchased on March 29, 2016, to be effective on March 11, 2016, $150,000 in Convertible Notes purchased on March 29, 2016, to be effective on March 25, 2016, and $150,000 in Convertible Notes required to be purchased by HFT or its assigns on or prior to April 30, 2016. We also agreed to grant HFT warrants to purchase 124,285 shares of common stock with an exercise price of $1.50 per share, at such time as an aggregate of $600,000 in Convertible Notes have been issued (the “Warrants”).

Each Convertible Note is due and payable on the one year anniversary of its issuance date, accrues interest at the rate of 6% per annum (15% upon the occurrence of an event of default), and allows the holder thereof the right to convert the principal and interest due thereunder into common stock of the Company at a conversion price of $1.50 per share, provided that any conversion is subject to us first receiving approval for the issuance of shares of our common stock under the Convertible Notes under applicable NYSE MKT rules and regulations (“NYSE Approval”), which we have not sought or obtained to date, and to the extent such conversion(s) would exceed 19.9% of our total shares of outstanding common stock on the date of our entry into the Note Purchase Agreement or would otherwise require stockholder approval under applicable NYSE MKT rules (“Stockholder Approval”).

The Warrants allow for cashless exercise rights, to the extent that such shares of common stock issuable upon exercise thereof are not registered under the Securities Act, and include anti-dilutive rights, for the first 12 months following the grant date of such Warrants, which automatically reduce the exercise price of the Warrants to any lower priced security sold, granted or issued by us during such anti-dilutive period, subject to certain exceptions, including officer and director grants and the transactions contemplated by that certain Asset Purchase Agreement (the “Asset Purchase Agreement”) discussed and described in greater detail in our Form 8-K Current Report filed with the Securities and Exchange Commission on December 30, 2015, pursuant to which we agreed to acquire certain assets from twenty-one separate sellers in consideration for $31.35 million of commercial bank debt; 552,000 shares of a newly designated form of redeemable convertible preferred stock (convertible into 3,941,280 shares of common stock); 13,009,664 shares of common stock; and $4,975,000 in cash (the “Asset Purchase”).

We have the right to prepay the Convertible Notes at any time, provided we provide the holder at least 10 days prior notice of our intention to prepay such notes. The Convertible Notes include customary events of default for facilities of similar nature and size, including in the event we fail to comply with the reporting requirements of the Exchange Act.

At no time may the Convertible Notes be converted, or the Warrants be exercised, into shares of our common stock if such conversion or exercise, as applicable, would result in the holder of such security and its affiliates owning an aggregate of in excess of 9.99% of the then outstanding shares of our common stock, subject to the ability of holder to modify such limitation with 61 days prior written notice to us.

The Note Purchase Agreement included standard and customary representations and warranties of the parties and we agreed to comply with certain customary negative and positive covenants during the period the Convertible Notes are outstanding.

On April 11, 2016, we, Target Alliance London Limited (“TALL”), and Silver Star, entered into an Assignment, Assumption and Amendment to Line of Credit and Notes Agreement (the “Assignment Agreement”). Pursuant to the Assignment Agreement, Silver Star assigned its rights under that certain Non-Revolving Line of Credit Agreement dated August 30, 2015 and effective August 28, 2015 (the “Line of Credit”) and ownership of a $200,000 Convertible Promissory Note issued by us to Silver Star thereunder dated February 10, 2016, to be effective on February 8, 2016 (the “February Note”), to TALL in consideration for $200,000. Additionally, Silver Star provided us a release from any liability in connection with the Line of Credit and prior Convertible Promissory Notes issued to Silver Star by us. The Assignment Agreement also amended the Line of Credit and terms of any future Convertible Promissory Notes issued thereunder, to (a) decrease the total amount available for borrowing under the Line of Credit to $1.8 million (previously we had the right to borrow up to $2.4 million thereunder), unless the parties mutually agree to provide for loans of up to $2.4 million (provided that $1 million has already been borrowed under such Line of Credit to date); (b) increased the monthly advance limit under the Line of Credit from $200,000 to $250,000 per month; (c) increased the conversion price of any future notes issued under the Line of Credit to $3.25 per share (previously the conversion price was $1.50 per share, provided that the conversion price of the February Note remained at $1.50 per share); (d) amended the requirements for us to seek stockholder approval of the issuance of shares of common stock upon conversion of the notes to require us to seek stockholder approval at the same time as we seek stockholder approval for the shares issuable pursuant to the terms of our December 2015 Asset Purchase Agreement; (e) ratified the addition of a 9.99% ownership blocker to the February Note and any future notes issued under the Line of Credit; and (f) formally removed certain transaction approval rights under the Line of Credit which previously required us to receive approval of Silver Star in the event we desired to enter into certain transactions outside the usual course of business.

The Assignment Agreement also extended the due date of the February Note and all future notes issued under the Line of Credit to April 11, 2017. As additional consideration for TALL agreeing to the terms of the Assignment Agreement, we agreed, subject to NYSE MKT listing approval and where applicable stockholder approval under applicable NYSE MKT rules and regulations, to grant TALL warrants to purchase 51,562 shares of common stock at an exercise price of $3.25 per share, for each $250,000 loaned pursuant to the terms of the amended Line of Credit. Finally, the Assignment Agreement provided that the sale of all securities issued or granted pursuant to the Line of Credit and all future notes issued thereunder would be subject to that certain April 6, 2016 (a) Securities Purchase Agreement and (b) Stock Purchase Agreement, entered into between the Company and an accredited investor, as described by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 7, 2016, including a restriction on the Company selling not more than $250,000 per month in private placements of securities, subject to all such securities being restricted for a period of six months from their issuance date.

We issued a Convertible Promissory Note to Debra Herman, an assignee of HFT under the Note Purchase Agreement, which Mrs. Herman became party to pursuant to a joinder agreement, in the amount of $150,000 (the “Convertible Note”). The Convertible Note is due and payable on April 26, 2017, accrues interest at the rate of 6% per annum (15% upon the occurrence of an event of default), and allows the holder thereof the right to convert the principal and interest due thereunder into common stock of the Company at a conversion price of $1.50 per share, provided that any conversion is subject to us first receiving approval for the issuance of shares of our common stock under the Convertible Notes issued pursuant to the Purchase Agreement ($600,000 in aggregate) under applicable NYSE MKT rules and regulations, which we have not sought or obtained to date, and to the extent such conversion(s) would exceed 19.9% of our total shares of outstanding common stock on the date of our entry into the Purchase Agreement or would otherwise require stockholder approval under applicable NYSE MKT rules.

At no time may the Convertible Note be converted, or the Warrants (defined below) be exercised, into shares of our common stock if such conversion or exercise, as applicable, would result in the holder of such security and its affiliates owning an aggregate of in excess of 9.99% of the then outstanding shares of our common stock, subject to the ability of holder to modify such limitation with 61 days prior written notice to us.

We also granted to Debra Herman, as an assignee of HFT, warrants to purchase 124,285 shares of common stock with an exercise price of $1.50 per share. The warrants were granted to Mrs. Herman pursuant to the terms of a joinder agreement entered into between the parties. No warrants are due to HFT.

It is our policy that any future material transactions between us and members of management or their affiliates shall be on terms no less favorable than those available from unaffiliated third parties.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, proposed director, executive officer, or affiliate of the Company, any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. Such reports and other information filed by us may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, as well as in the SEC’s public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference rooms. The SEC also maintains an internet site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

LUCAS ENERGY, INC.

Dated: August 10, 2016

	By:	/s/ Anthony C. Schnur
	Name:	Anthony C. Schnur
	Title:	Chief Executive Officer and Interim Chief Financial Officer